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                          July 7, 2023

       Jeffrey A. Williams
       Chief Executive Officer
       Americas Carmart Inc
       1805 North 2nd Street
       Suite 401
       Rogers, AR 72756

                                                        Re: Americas Carmart
Inc
                                                            Registration
Statement on Form S-3
                                                            Filed June 29, 2023
                                                            File No. 333-273034

       Dear Jeffrey A. Williams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Courtney C. Crouch, III